FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C. 20549

                            Report of Foreign Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                               of the Securities
                              Exchange Act of 1934
                                28 February 2002

                    The Royal Bank of Scotland Group plc
                              42 St Andrew Square
                               Edinburgh EH2 2YE
                                    Scotland


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F  X                                 Form 40-F
                    ---                                          ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes                                                 No  X
              ---                                                ---

Rule 12g3-2(b) : 82 - ___________

Forward-looking statements

Certain statements in this document may be considered to be "forward-looking statements" as that term is defined in the United States Private Securities Litigation Reform Act of 1995, such as statements that include the words "expect", "estimate", "project", "anticipate", "should", "intend", "probability", "risk", "VaR", "target", "goal", "objective" and similar expressions or variations on such expressions. In particular, this document includes forward-looking statements relating, but not limited, to the Group's potential exposures to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity and equity price risk. Such statements are subject to certain risks and uncertainties. By their nature, forward-looking statements are only estimates and could be materially different from what actually occurs in the future. As a result, actual future gains and losses could materially differ from those that have been estimated. Other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this document include, but are not limited to: general economic conditions in the UK and in other countries in which the Group has significant business activities or investments, including the United States and Spain; the monetary and interest rate policies of the Bank of England, the Board of Governors of the Federal Reserve System and other G-7 central banks; inflation; deflation; unanticipated turbulence in interest rates, foreign currency exchange rates, commodity prices and equity prices; the effects of non-linear market behaviour that cannot be captured by linear statistical models such as the Value-at-Risk model used by the Group; changes in UK and foreign laws, regulations and taxes; changes in competition and pricing environments; natural disasters; the inability to hedge certain risks economically; the adequacy of loss reserves; acquisitions or restructurings; technological changes; changes in consumer spending and saving habits; and the success of the Group in managing the risks involved in the foregoing.

The forward-looking statements contained in this document speak only as of the date of this report, and the Group does not undertake to update any forward-looking statement to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.


The following information was issued as Company announcements, in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

                     THE ROYAL BANK OF SCOTLAND GROUP plc
                          YEAR ENDED 31 DECEMBER 2001
                                    RESULTS

THE ROYAL BANK OF SCOTLAND GROUP plc
FINANCIAL HIGHLIGHTS

                                                                      Pro forma
                                                  31 December       31 December
                                               2001              2000*
                                           (pound)m           (pound)m     Increase

Total income                                 14,581            12,358           18%
                                          ---------         ---------

Operating expenses                            6,841             6,614            3%
                                          ---------         ---------

Profit before tax, goodwill
 amortisation and integration costs           5,801             4,401           32%
                                          ---------         ---------

Profit before tax                             4,275             3,327           28%
                                          ---------         ---------

Cost:income ratio                             46.9%             53.5%            -
                                          ---------         ---------

Adjusted earnings per ordinary share         127.9p            102.0p           25%
                                          ---------         ---------

Dividends per ordinary share                  38.0p             33.0p           15%
                                          ---------         ---------


* See page 22 for the basis of preparation of the pro forma results.

Sir George Mathewson, Chairman of The Royal Bank of Scotland Group plc said:-

"2001 was another year of substantial improvement in the strength and profitability of our Group. All our businesses have grown income and improved efficiency, producing notable profit increases. Credit quality remains good, although we have made prudent increases in our level of provisions to reflect the growth in our business combined with the deterioration in the short-term economic outlook and a small number of specific customer situations.

The integration of NatWest is progressing well and we expect to achieve significantly greater revenue benefits and cost savings than originally envisaged.

Our focus on building strategic options for the Group, together with our emphasis on growing income in ways which are beneficial for both customers and shareholders, has delivered another significant uplift in our performance. I am confident that the resultant strength, diversity and flexibility of the Group will enable us to continue to build value."

THE ROYAL BANK OF SCOTLAND GROUP plc
2001 highlights


o Profit before tax, goodwill amortisation and integration costs (pound)5,801 million, up 32%.

o Income up 18%, increased in all divisions.

o Margin increased to 3.1%.

o Income growth underpinned by strong growth in customer numbers:

     In the UK:

     -    Personal current accounts up 0.7 million, 7%, to 10.3 million.

     -    Credit card accounts up 1.7 million, 22%, to 9.6 million.

     -    Motor policies up 0.8 million, 25%, to 4 million.

     - Mortgages up (pound)4.4 billion, 13%, to (pound)37 billion.

     - Small business customers up 26,000, 3%, to 931,000.

o Costs up only 3%.

o Further efficiency gains - cost:income ratio now 46.9%, down from 53.5%.

o Integration progress even further ahead.

o Integration benefits will now be greater:

     - Annual benefits now up (pound)300 million to (pound)2.0 billion.

     -    2000 - 2003 total benefits up(pound)1.4 billion to(pound)5.5 billion.

     - One off costs increased to (pound)2.3 billion.

o Mellon acquisition going well and integration benefits confirmed.

o Credit quality remains good.

o New provisions up 27% - but lower recoveries result in a profit and loss charge for provisions up 54%.

o Balance sheet provision coverage of risk elements in lending maintained at over 80%.

o Creating value for shareholders:

     - Adjusted earnings per share up 25%.

     -    Dividend up 15%.

     -    Total shareholder return of 70% over 2 years to 31 December 2001.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONTENTS

                                                                           Page

Review of results                                                           4

Consolidated profit and loss account                                        7

Consolidated balance sheet                                                  9

Divisional performance                                                      10
      Corporate Banking and Financial Markets                               11
      Retail Banking                                                        12
      Retail Direct                                                         13
      Manufacturing                                                         14
      Wealth Management                                                     15
      Direct Line Group                                                     16
      Ulster Bank                                                           17
      Citizens                                                              18
      Central items                                                         19

Consolidated profit and loss account - half year analysis                   20

Divisional performance - half year analysis                                 21

Notes                                                                       22

Integration information                                                     26

Average balance sheet                                                       29

Average interest rates, yields, spreads and margins                         30

Asset quality
      Analysis of loans and advances to customers                           31
      Cross border outstandings                                             32
      Selected country exposures                                            32
      Risk elements in lending                                              33

Market risk                                                                 34

Regulatory ratios and other information                                     35

Contacts                                                                    36

THE ROYAL BANK OF SCOTLAND GROUP plc

REVIEW OF RESULTS

The Group has performed strongly in 2001, driven by higher income and improvements in efficiency in each of its businesses. Good progress continues to be made on the integration of NatWest; revenue enhancements and cost reductions are now expected to be higher than the initial plan.

Profit
------
Profit before tax, goodwill amortisation and integration costs at (pound)5,801 million was up 32%, (pound)1,400 million, from (pound)4,401 million. Profit before tax at (pound)4,275 million increased by 28% from (pound)3,327 million after charging integration costs of (pound)875 million compared with (pound)434 million in 2000. All businesses contributed to this improvement.

Total income
------------
Total income rose by 18%, (pound)2,223 million, to (pound)14,581 million. Strong growth was achieved across all businesses.

Net interest income
-------------------
Net interest income increased by 16%, (pound)940 million, to (pound)6,869 million underpinned by good growth in both corporate and personal lending and deposits. Average interest-earning assets of the Group's banking business increased by 11%, including 14% growth in average loans and advances to customers.

Net interest margin of the banking business improved from 3.0% to 3.1%. Improved lending spread together with the benefit of income from the proceeds of the market placing of ordinary shares in July 2001, prior to deployment in the acquisition of certain businesses from Mellon Financial Corporation in December 2001 (the "Mellon acquisition"), contributed to this improvement and more than offset a small decrease in deposit margins.

Non-interest income
-------------------
Non-interest income, which represents 53% of total income, grew by 16%, (pound)887 million, to (pound)6,337 million, excluding general insurance. Fees and commissions receivable were up 16%, (pound)656 million, to (pound)4,735 million, with strong growth in lending related fees, cards and merchant acquiring and in money transmission fees. Dealing profits were (pound)295 million, 26% ahead of the prior year as a result of strong growth in customer activity levels and favourable market conditions. This additional dealing income contributed approximately (pound)160 million to the Group's profits.

General insurance premium income, after reinsurance, increased by 40%, (pound)396 million, to (pound)1,375 million, reflecting strong volume growth in Direct Line and branch based insurance.

Total expenses
--------------
Operating expenses, excluding goodwill amortisation and integration costs, rose by 3%, (pound)227 million, to (pound)6,841 million, with increased integration benefits from the NatWest acquisition largely offsetting increases due to inflation, business development and customer service improvement initiatives.

General insurance claims, after reinsurance, increased by 36%, (pound)250 million, to (pound)948 million in line with volume growth.

The number of staff employed in the Group rose by 11,700, 12% to 105,700. The increase reflects approximately 5,000 staff in businesses acquired in the year, as well as additional staff to support the strong growth in business levels and to deliver enhanced customer service in the branch networks. The total also includes short-term appointments in connection with the integration of NatWest.

Cost:income ratio
-----------------
The Group's focus on income growth along with tight control of costs and the benefits of integration have driven the cost:income ratio down from 53.5% to 46.9%.

THE ROYAL BANK OF SCOTLAND GROUP plc

Credit quality and provisions
-----------------------------
The Group's lending portfolio is widely diversified and, based on internal grading systems, the composition of the portfolio is broadly unchanged. Overall credit quality remains strong.

New provisions were up 27%, (pound)230 million to (pound)1,071 million. This increase reflects the growth in lending and the deterioration in the short-term economic outlook combined with the impact of a small number of specific customer situations. Recoveries of amounts previously written off were down (pound)116 million, 59% to (pound)80 million. Consequently the net charge to the profit and loss account was up from (pound)645 million to (pound)991 million.

Total balance sheet provisions for bad and doubtful debts amounted to (pound)3,653 million (31 December 2000 - (pound)3,153 million) equivalent to 81% (31 December 2000 - 83%) of risk elements in lending.

Mellon acquisition
------------------
Citizens completed the Mellon acquisition on 1 December 2001 for a cash consideration of US$2.2 billion ((pound)1,564 million). The goodwill arising on this acquisition amounted to (pound)1,655 million. Integration benefits anticipated at the time of the announcement of the acquisition have been confirmed and the business is already making good progress.

Integration
-----------
Integration now comprises two elements:

NatWest
-------
Integration costs were (pound)847 million compared with (pound)434 million in 2000. Good progress continues to be made in integrating NatWest. Implementation has been faster which has resulted in revenue benefits and cost savings being achieved ahead of plan. In addition to value being created earlier than planned, additional revenue benefits and cost savings have been identified which will result in combined annual benefits being (pound)300 million more than plan giving a benefit of (pound)2.0 billion per annum at the end of the programme.

As a consequence of the accelerated implementation and the additional benefits, the cumulative profits from the integration programme to the end of 2003 are expected to be (pound)5.5 billion. This is (pound)1.4 billion greater than the planned (pound)4.1 billion and the overall cost of the programme is now estimated to be (pound)2.3 billion against a plan of (pound)1.4 billion.

Mellon
------
Mellon was acquired in December 2001 and expenditure of (pound)28 million was incurred in the early stages of integrating Mellon with Citizens. No benefits from this integration have yet been recognised, however, the forecast future benefits announced at the time of the Mellon acquisition have been confirmed.

Tax charge
----------
The tax charge for the year was (pound)1,537 million, equivalent to 36% of profit before tax of (pound)4,275 million. The rate is affected by goodwill amortisation, which is not allowable for UK tax purposes. The effective tax rate after adjusting for goodwill amortisation was 31% (2000 - 30%).

THE ROYAL BANK OF SCOTLAND GROUP plc

Shareholder returns
-------------------
Earnings per share, adjusted for goodwill amortisation, integration costs and the Additional Value Shares ("AVS") dividend, increased by 25%, from 102.0p to 127.9p.

The first dividend of 15.0p per share was paid on the AVS issued in connection with the acquisition of NatWest. This was paid on 3 December 2001 in accordance with the original payment schedule.

A final dividend of 27.0p per ordinary share is recommended resulting in a total dividend for the year of 38.0p per ordinary share, up 15% on 2000. The total ordinary dividend of (pound)1,085 million is covered 3.3 times (2000 -
3.1 times) by earnings before goodwill amortisation, integration costs and the AVS dividend.

Profit attributable to ordinary shareholders after tax, minority interests, preference dividends and perpetual securities interest, at (pound)2,267 million, increased by 28%. After deducting the dividend on the AVS, attributable profit increased by 5%, from (pound)1,774 million to (pound)1,868 million.


Return on equity
----------------
Group post-tax return on average equity, adjusted for goodwill, integration costs and the AVS dividend increased from 37.0% to 41.1%.

Balance sheet
-------------
Total assets were (pound)369 billion at 31 December 2001, of which (pound)285 billion (77%) related to banking business and (pound)84 billion (23%) to trading business.

Loans and advances to customers at 31 December 2001 were (pound)190 billion, up 13% from (pound)168 billion at 31 December 2000. Customer deposits increased by 12% from (pound)177 billion to (pound)199 billion.

Capital ratios at 31 December 2001 were 7.1% (tier 1) and 11.5% (total) compared with 6.9% (tier1) and 11.5% (total) at 31 December 2000.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001


                                                                Pro forma
                                               December       31 December
                                                   2001              2000
                                               (pound)m          (pound)m

Interest receivable                              14,421            14,626
Interest payable                                  7,552             8,697
                                              ---------         ---------
Net interest income                               6,869             5,929
                                              ---------         ---------

Dividend income                                      54                46
Fees and commissions receivable                   4,735             4,079
Fees and commissions payable                      (930)             (804)
Dealing profits                                   1,426             1,131
Other operating income                            1,052               998
                                              ---------          --------
                                                  6,337             5,450
General insurance
 - earned premiums                                1,804             1,346
 - reinsurance                                    (429)             (367)
                                              ---------          --------
Non-interest income                               7,712             6,429
                                              ---------         ---------
Total income                                     14,581            12,358
                                              ---------         ---------
Administrative expenses
 - staff costs                                    3,461             3,440
 - premises and equipment                           809               839
 - other                                          1,715             1,566
Depreciation of tangible fixed assets               856               769
                                              ---------          --------
Operating expenses                                6,841             6,614
                                              ---------          --------
Profit before other operating charges             7,740             5,744
General insurance
 - gross claims                                   1,263               982
 - reinsurance                                    (315)             (284)
                                              ---------          --------
Operating profit before provisions                6,792             5,046
 and doubtful debts                                 984               602
Amounts written off fixed asset investments           7                43
                                              ---------          --------
Profit before goodwill amortisation and
  integration costs                               5,801             4,401
                                              ---------          --------

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001 (continued)

                                                                Pro forma
                                               December       31 December
                                                   2001              2000
                                               (pound)m          (pound)m

Profit before goodwill amortisation and
 integration costs                                5,801             4,401
Goodwill amortisation                               651               640
Integration costs                                   875               434
                                               --------          --------
Profit before tax                                 4,275             3,327
Tax                                               1,537             1,171
                                               --------          --------
Profit after tax                                  2,738             2,156
Minority interests                                   90                54
                                               --------          --------
Profit after minority interests                   2,648             2,102
Preference dividends                                358               328
Perpetual regulatory securities interest             23                 -
                                               --------          --------
                                                  2,267             1,774
Additional Value Shares dividend                    399                 -
                                               --------          --------
Profit attributable to ordinary shareholders      1,868             1,774
                                               --------          --------



Basic earnings per ordinary share                 67.6p             66.7p
                                               --------          --------

Adjusted earnings per ordinary share (Note 5)    127.9p            102.0p
                                               --------         ---------

See page 22 for the basis of presentation and preparation of the pro forma results.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2001

                                                                  Pro forma
                                                 December       31 December
                                                     2001              2000
                                                 (pound)m          (pound)m
Assets
Cash and balances at central banks                  3,093             3,049
Items in the course of collection from
  other banks                                       3,288             2,961
Treasury bills and other eligible bills            10,136             3,316
Loans and advances to banks                        38,513            32,061
Loans and advances to customers                   190,492           168,076
Debt securities                                    64,040            57,789
Equity shares                                       1,557             1,553
Interests in associated undertakings                  108                83
Intangible fixed assets                            13,325            12,080
Tangible fixed assets                               8,813             6,121
Other assets                                       21,473            18,034
Prepayments and accrued income                      3,696             4,182
                                                ---------       -----------
                                                  358,534           309,305
Long-term assurance assets attributable
  to policyholders                                 10,248            10,699
                                                ---------       -----------
Total assets                                      368,782           320,004
                                                ---------       -----------
Liabilities
Deposits by banks                                  40,038            35,130
Items in the course of transmission to
  other banks                                       2,109             1,707
Customer accounts                                 198,995           177,302
Debt securities in issue                           30,669            19,407
Other liabilities                                  37,357            32,959
Accruals and deferred income                        7,654             7,172
Provisions for liabilities and charges
 - deferred taxation                                1,456             1,224
 - other provisions                                   341               306
Subordinated liabilities
 - dated loan capital                               6,681             6,316
 - undated loan capital including
   convertible debt                                 5,029             4,120
Minority interests
 - equity                                               5              (34)
 - non-equity                                         580               580
Shareholders' funds
 - equity                                          22,404            19,081
 - non-equity                                       5,216             4,035
                                                ---------       -----------
                                                  358,534           309,305
Long-term assurance liabilities to policyholders   10,248            10,699
                                                ---------       -----------
Total liabilities                                 368,782           320,004
                                                ---------       -----------

Memorandum items

Contingent liabilities and commitments            138,844           105,102
                                                ---------       -----------

THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE

The results of each division before goodwill amortisation and integration costs are detailed below:

                                                                   Pro forma
                                               31 December       31 December          Profit
                                                      2001              2000        increase
                                                  (pound)m          (pound)m               %

Corporate Banking and Financial Markets              3,011             2,730              10
Retail Banking                                       2,807             2,467              14
Retail Direct                                          551               373              48
                                                 ---------         ---------
Contribution before manufacturing costs              6,369             5,570              14
Manufacturing                                      (1,568)           (1,660)               6
Wealth Management                                      459               405              13
Direct Line Group                                      261               201              30
Ulster Bank                                            242               200              21
Citizens                                               501               349              44
Central items                                        (463)             (664)              30
                                                 ---------         ---------
Group operating profit before goodwill
 amortisation and integration costs                  5,801             4,401              32

THE ROYAL BANK OF SCOTLAND GROUP plc
CORPORATE BANKING AND FINANCIAL MARKETS

                                                                             Pro forma
                                                         31 December       31 December
                                                                2001              2000
                                                            (pound)m          (pound)m

Net interest income                                            2,100             1,793
Non-interest income                                            3,304             2,856
                                                            --------          --------
Total income                                                   5,404             4,649
Direct expenses
 - staff costs                                                 1,119               998
 - other                                                         359               310
 - operating lease depreciation                                  421               388
                                                            --------          --------
Contribution before provisions                                 3,505             2,953
Provisions                                                       494               223
                                                            --------          --------
Contribution before manufacturing costs                        3,011             2,730
                                                            --------          --------

Direct cost:income ratio (%)                                    35.1              36.5
Total assets      - Corporate Banking ((pound)bn)               95.1              81.1
                  - Financial Markets ((pound)bn)              120.4             110.0
Loans and advances to customers - gross ((pound)bn)             94.1              87.6
Customer deposits  - excluding repos ((pound)bn)                56.4              52.8
Weighted risk assets ((pound)bn)                               117.3              98.9

Corporate Banking and Financial Markets ("CBFM") is the largest provider of banking services to medium and large businesses in the UK and the leading player in the UK in asset finance. It provides an integrated range of products and services to mid-sized and large corporate and institutional customers in the UK and overseas, including corporate and commercial banking, treasury and capital markets products, structured and leveraged finance, trade finance, leasing and factoring. CBFM expanded its operations in Europe and completed the acquisition of Euro Sales Finance plc during 2001.

Contribution before manufacturing costs was up 10%, (pound)281 million to (pound)3,011 million.

Total income was up 16%, (pound)755 million to (pound)5,404 million. Net interest income was up 17%, (pound)307 million to (pound)2,100 million, primarily due to lending growth in Corporate Banking and also as a result of the benefits of favourable market conditions in Financial Markets. Average loans and advances to customers of the banking business increased by 14%, (pound)9.5 billion to (pound)76.6 billion, predominantly in Corporate Banking, both in the UK and overseas.

Non-interest income was up 16%, (pound)448 million to (pound)3,304 million reflecting growth in customer advances, payment and transmission related fees and dealing profits.

Direct expenses were up 12%, (pound)203 million to (pound)1,899 million. Staff costs increased by 12%, (pound)121million, mainly due to performance related payments reflecting higher income in Financial Markets. Other expenses, excluding operating lease depreciation, were 16%, (pound)49 million higher reflecting increased business volumes, infrastructure costs supporting European expansion and acquisitions. The direct cost:income ratio improved from 36.5% to 35.1%.

Provisions were up (pound)271 million to (pound)494 million. The increase reflects growth in lending, the global economic slowdown, a small number of specific customer situations and lower recoveries, partially offset by a reduction in amounts written off investments.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL BANKING

                                                                       Pro forma
                                                      31 December    31 December
                                                             2001           2000
                                                         (pound)m       (pound)m

Net interest income                                         2,622          2,418
Non-interest income                                         1,277          1,128
                                                         --------       --------
Total income                                                3,899          3,546
Direct expenses
 - staff costs                                                702            736
 - other                                                      226            210
                                                         --------       --------
Contribution before provisions                              2,971          2,600
Provisions for bad and doubtful debts                         164            133
                                                         --------       --------
Contribution before manufacturing costs                     2,807          2,467
                                                         --------       --------


Direct cost:income ratio (%)                                 23.8           26.7
Total assets ((pound)bn)                                     61.1           57.9
Loans and advances to customers - gross ((pound)bn)          49.0           44.3
Customer deposits ((pound)bn)                                56.8           53.7
Weighted risk assets ((pound)bn)                             35.2           31.2


Retail Banking provides a wide range of banking, insurance and related financial services to individuals and small businesses. These services are delivered from a network of Royal Bank of Scotland and NatWest branches throughout Great Britain and through telephone call centres, ATMs and the internet.

Contribution before manufacturing costs increased by 14%, (pound)340 million to (pound)2,807 million.

Total income was up 10%, (pound)353 million to (pound)3,899 million. Net interest income was 8%, (pound)204 million higher at (pound)2,622 million, reflecting strong growth in advances and deposits. Average loans to customers, excluding mortgages, were up 19% to (pound)19.1 billion. Average mortgage lending grew by 9%, (pound)2.3 billion, to (pound)27.1 billion. Average customer deposits were 7%, (pound)3.7 billion higher at (pound)54.1 billion. The customer base continued to grow in both banks, with increased market share of current accounts. The number of personal customers increased by 5% to 12.9 million and small business customers were up 3% to 931,000. NatWest maintained its market leading position for small business relationships.

Non-interest
income increased by 13%, (pound)149 million to (pound)1,277 million, resulting from growth in fee paying packaged accounts, up 33%, together with significant benefits from integration initiatives.

Direct expenses at (pound)928 million were down 2%, (pound)18 million, reflecting lower average headcount. The direct cost:income ratio improved from 26.7% to 23.8%.

Provisions for bad and doubtful debts were up 23%,(pound)31 million to(pound)164 million, primarily due to growth in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

RETAIL DIRECT

                                                                                     Pro forma
                                                                 31 December       31 December
                                                                        2001              2000
                                                                    (pound)m          (pound)m


Net interest income                                                      674               516
Non-interest income                                                      696               565
                                                                    --------          --------
Total income                                                           1,370             1,081
Direct expenses
 - staff costs                                                           164               154
 - other                                                                 400               327
                                                                       -----             -----
Contribution before provisions                                           806               600
Provisions for bad and doubtful debts                                    255               227
                                                                       -----             -----
Contribution before manufacturing costs                                  551               373
                                                                       -----             -----

Direct cost:income ratio (%)                                            41.2              44.5
Total assets ((pound)bn)                                                17.2              14.4
Loans and advances to customers - gross : mortgages ((pound)bn)          5.9               4.4
                                        : other ((pound)bn)             11.2               9.7
Customer accounts ((pound)bn)                                            4.3               2.7
Weighted risk assets ((pound)bn)                                        12.5              11.5


Retail Direct issues a comprehensive range of credit, charge and debit cards to personal and corporate customers and engages in merchant acquisition and processing facilities for retail businesses. It also includes: Tesco Personal Finance ("TPF"), Virgin Direct Personal Finance ("VDPF"), Direct Line Financial Services ("DLFS"), Lombard Direct, the Group's internet banking platform and Comfort Card European businesses, all of them offering products to customers through direct channels. The acquisition of the remaining 50% interest in the Virgin One business was completed in the second half of the year.

Contribution before manufacturing costs rose by 48%, (pound)178 million to (pound)551 million, due to expansion of the Cards businesses and strong sales growth in TPF.

Total income was up 27%, (pound)289 million to (pound)1,370 million driven by strong performances in Cards and TPF. Net interest income was up 31%, (pound)158 million to (pound)674 million. Average card balances were up 12% to (pound)6.6 billion. The total number of credit card accounts grew by 22%, from
7.9 million to 9.6 million. The number of Cards' merchant outlets increased by 8% to 206,000.

Average mortgage lending in DLFS was 17% higher at (pound)2.1 billion and in VDPF the increase was 81%, from (pound)1.7 billion to (pound)3.1 billion. TPF increased its average customer advances and customer deposits by 15% to (pound)1.8 billion, and 29% to (pound)1.4 billion, respectively.

Non-interest income rose 23%, (pound)131 million to (pound)696 million, primarily as a result of increased fees reflecting higher retailer volumes.

Direct expenses at (pound)564 million were 17%, (pound)83 million higher, mainly as a result of increased business volumes and marketing activity. The direct cost:income ratio improved from 44.5% to 41.2%. Provisions for bad and doubtful debts increased by 12%, (pound)28 million to (pound)255 million reflecting the increase in unsecured lending.

THE ROYAL BANK OF SCOTLAND plc
MANUFACTURING

                                                                      Pro forma
                                                 31 December        31 December
                                                        2001               2000
                                                    (pound)m           (pound)m

Staff costs                                              428               490
Other costs                                            1,140             1,170
                                                     -------           -------
Total manufacturing costs                              1,568             1,660
                                                     -------           -------

Analysis:
Group Technology                                         632               723
Group Property                                           467               486
Customer Support and other operations                    469               451
                                                     -------           -------
Total manufacturing costs                              1,568             1,660
                                                     -------           -------


Manufacturing supports the customer facing businesses, mainly Corporate Banking and Financial Markets, Retail Banking and Retail Direct, and provides operational technology, account management, money transmission, property and other services.

Total manufacturing costs of (pound)1,568 million were 6%, (pound)92 million lower.

Group Technology costs reduced by 13%, (pound)91 million to (pound)632 million reflecting lower staff costs and the benefits of de-duplication initiatives. Expenditure in Customer Support and other operations was up (pound)18 million, 4% to (pound)469 million due to volume growth in lending and account management and costs associated with customer service enhancement initiatives.

Average staff numbers fell by 12%. Integration savings offset a rise in work transferred into the Customer Support areas which extended the Manufacturing service provision and increased support for higher business volumes along with customer service enhancement initiatives.

THE ROYAL BANK OF SCOTLAND GROUP plc

WEALTH MANAGEMENT

                                                                      Pro forma
                                                  31 December       31 December
                                                         2001              2000
                                                     (pound)m           (pound)m

Net interest income                                       464               425
Non-interest income                                       469               463
                                                        -----             -----
Total income                                              933               888
Expenses
 - staff costs                                            298               303
 - other                                                  181               185
                                                        -----             -----
Profit before provisions                                  454               400
Net release of provisions for bad and
  doubtful debts                                            5                 5
                                                        -----             -----
Profit before integration costs                           459               405
                                                        -----             -----


Cost:income ratio (%)                                    51.3              55.0
Total assets ((pound)bn)                                 12.5              10.4
Investment management assets - excluding
  deposits ((pound)bn)                                   21.4              21.8
Customer deposits ((pound)bn)                            29.1              27.6
Weighted risk assets ((pound)bn)                          7.8               7.1


Wealth Management comprises Coutts Group, Adam & Company and the offshore banking businesses, The Royal Bank of Scotland International and NatWest Offshore. The Coutts Group focuses on private banking through the Coutts, The Royal Bank of Scotland and NatWest Private Banking brands. Adam & Company is a private bank operating primarily in Scotland. The offshore businesses provide retail banking services to local and expatriate customers, and corporate banking and treasury services to corporate, intermediary and institutional clients.

Profit before integration costs increased by 13%, (pound)54 million to (pound)459 million.

Total income was up 5%, (pound)45 million to (pound)933 million. Net interest income grew by 9%, (pound)39 million to (pound)464 million. This was largely due to higher average customer deposits, which were up 7% from (pound)26.6 billion to (pound)28.5 billion as customers moved out of equity investments, and growth in average customer lending, up 16%, (pound)0.9 billion to (pound)6.4 billion, principally in offshore banking.

Non-interest income increased 1%, (pound)6 million to (pound)469 million despite the depressed equity markets and the adverse effect on investor confidence particularly in the second half of 2001. The decline in equity market values affected fees earned on assets under management.

Expenses were 2%, (pound)9 million lower at (pound)479 million. The cost:income ratio improved from 55.0% to 51.3%.

There was a net release of provisions for bad and doubtful debts of (pound)5 million (2000: release of (pound)5 million).

THE ROYAL BANK OF SCOTLAND GROUP plc

DIRECT LINE GROUP

                                                                Pro forma
                                            31 December       31 December
                                                   2001              2000
                                               (pound)m          (pound)m

Earned premiums                                   1,804             1,346
Reinsurers' share                                 (429)             (367)
                                               --------          --------
Insurance premium income                          1,375               979
Other income                                        168               176
                                               --------           -------
Total income                                      1,543             1,155
Expenses
 - staff costs                                      152               124
 - other                                            182               132
Gross claims                                      1,263               982
Reinsurers' share                                 (315)             (284)
                                                -------           -------
Profit before goodwill amortisation                 261               201
                                                -------           -------

In-force policies (000's)
- motor      : UK                                 4,017             3,219
             : International                        601               286
- home       : UK                                 1,360             1,055
Combined operating ratio - UK (%)                  88.0              86.2
Insurance reserves - UK ((pound)m)                1,541             1,221


Direct Line Group sells and underwrites retail and wholesale insurance on the telephone and the internet. The Direct Division sells general insurance and motor breakdown services direct to the customer and Green Flag is a leading wholesale provider of insurance and motoring related services. Through its International Division, Direct Line sells insurance in Spain and Japan, and in September 2001 expanded into Germany and Italy. The acquisition, subject to regulatory approvals, of Royal & Sun Alliance's direct motor insurance operation in Italy, announced in January 2002, will make Direct Line the second largest direct insurer in Italy with over 300,000 customers.

Profit before goodwill amortisation increased by 30%, (pound)60 million to (pound)261 million. This has been driven by higher volumes, particularly in motor policies, and increases in partnership businesses including the joint venture with TPF.

Total income was up 34%, (pound)388 million to (pound)1,543 million. Earned premiums grew strongly, up 34%, (pound)458 million to (pound)1,804 million. Net insurance premium income increased by 40%, (pound)396 million to (pound)1,375 million. Direct motor business, where in-force policies increased 13% to 3.3 million, contributed (pound)137 million to this increase and Direct home business was up (pound)19 million. Strong growth from the joint venture with TPF and other motor partnerships accounted for (pound)126 million of the increase. The acquisitions in Italy and Germany contributed (pound)11 million of premium income in the three months since completion.

Expenses were up 30%, (pound)78 million to (pound)334 million reflecting business expansion, including the costs of establishing overseas operations in the second half.

Net claims rose 36%, (pound)250 million to (pound)948 million, reflecting increased volumes.

THE ROYAL BANK OF SCOTLAND GROUP plc

ULSTER BANK

                                                                            Pro forma
                                                        31 December       31 December
                                                               2001              2000
                                                           (pound)m          (pound)m

Net interest income                                             351               294
Non-interest income                                             185               172
                                                              -----             -----
Total income                                                    536               466
Expenses
 - staff costs                                                  147               144
 - other                                                        124               103
                                                              -----             -----
Profit before provisions                                        265               219
Provisions for bad and doubtful debts                            23                19
                                                              -----             -----
Profit before integration costs                                 242               200
                                                              -----             -----

Cost:income ratio (%)                                          50.6              53.0
Total assets ((pound)bn)                                       11.8              11.1
Loans and advances to customers - gross ((pound)bn)             8.6               7.6
Customer deposits ((pound)bn)                                   7.7               7.1
Weighted risk assets ((pound)bn)                                8.7               7.9

Average exchange rate -(euro)/(pound)                         1.609             1.642
Spot exchange rate -(euro)/(pound)                            1.637             1.606


Ulster Bank provides a comprehensive range of retail and wholesale financial services in Northern Ireland and the Republic of Ireland. Retail Banking has a network of branches throughout Ireland and operates in the personal, commercial and wealth management sectors. Corporate Banking and Financial Markets provides a wide range of services in the corporate and institutional markets.

Profit before integration costs of (pound)242 million was 21%, (pound)42 million higher. At constant exchange rates, profit before integration costs rose by 19%, (pound)39 million.

Total income increased by 15%, (pound)70 million to (pound)536 million. Net interest income rose by 19%, (pound)57 million to (pound)351 million due to strong growth in customer loans and deposits. Average loans and advances to customers increased by 24%, (pound)1.6 billion, to (pound)8.3 billion, and average customer deposits increased by 11%, (pound)0.7 billion, to (pound)7.3 billion. The number of customers increased by 5%, 36,000 to 744,000.

Non-interest income was up 8%, (pound)13 million to (pound)185 million. The increase is mainly due to higher card, lending and transmission fees.

Expenses rose by 10%, (pound)24 million to (pound)271 million to support business expansion. Staff costs increased by 2%, (pound)3 million. Other expenses increased by 20%, (pound)21 million as a result of higher depreciation on operating lease assets, marketing costs to support business expansion, and expenditure related to the preparation for the issue of euro notes and coins in the Republic of Ireland. The cost:income ratio improved from 53.0% to 50.6%.

Provisions for bad and doubtful debts were up 21%, (pound)4 million to (pound)23 million. The increase is largely due to growth in lending.

THE ROYAL BANK OF SCOTLAND GROUP plc

CITIZENS

                                                                                   Pro forma
                                                               31 December       31 December
                                                                      2001              2000
                                                                  (pound)m          (pound)m

Net interest income                                                    814               667
Non-interest income                                                    306               247
                                                                  --------             -----
Total income                                                         1,120               914
Expenses
 - staff costs                                                         305               290
 - other                                                               245               235
                                                                     -----             -----
Profit before provisions                                               570               389
Provisions for bad and doubtful debts                                   69                40
                                                                     -----             -----
Profit before goodwill amortisation and integration costs              501               349
                                                                     -----             -----


Cost:income ratio (%)                                                 49.1              57.4
Total assets ((pound)bn)                                              36.2              20.3
Loans and advances to customers - gross ((pound)bn)                   18.1              12.0
Customer deposits ((pound)bn)                                         29.5              16.7
Weighted risk assets ((pound)bn)                                      24.7              15.8

Average exchange rate - US$/(pound)                                  1.440             1.516
Spot exchange rate - US$/(pound)                                     1.450             1.493


Citizens is engaged in retail and corporate banking activities through its branch network in the states of Rhode Island, Connecticut, Massachusetts and New Hampshire and is the second largest bank in New England. The acquisition of the regional retail and commercial banking businesses of Mellon Financial Corporation, which was completed on 1 December 2001, has extended Citizens presence to the states of Pennsylvania, Delaware and New Jersey.

Profit before goodwill amortisation and integration costs was up 44%, (pound)152 million to (pound)501 million reflecting strong organic growth and the strengthening of the dollar. At constant exchange rates the increase was 37%, (pound)134 million. The Mellon acquisition, completed on 1 December 2001, contributed (pound)13 million to this increase, (pound)10.1 billion to customer deposits, (pound)4.4 billion to customer loans and advances and added 345 branches to the Citizens network, bringing the total number of branches to 712 at 31 December 2001.

Net interest income rose by 22%, (pound)147 million to (pound)814 million due to growth in customer deposits and secured consumer lending. Non-interest income was up 24%, (pound)59 million to (pound)306 million reflecting growth in deposit service charges, mortgage banking and ATM and debit card income.

Expenses at (pound)550 million were 5%, (pound)25 million higher reflecting organic growth, the Mellon acquisition and the effect of exchange rates. At constant exchange rates expenses declined by 1%, (pound)3 million. The cost:income ratio improved from 57.4% to 49.1%.

Provisions for bad and doubtful debts were (pound)69 million compared with (pound)40 million in 2000, reflecting growth in lending and the economic environment in the US.

THE ROYAL BANK OF SCOTLAND GROUP plc

CENTRAL ITEMS

                                                                                Pro forma
                                                            31 December       31 December
                                                                   2001              2000
                                                               (pound)m          (pound)m

Funding costs                                                       188               217
Central department costs
 - staff costs                                                       99               114
 - other                                                             93               107
Other corporate items - net                                          83               226
                                                                  -----             -----
Loss before goodwill amortisation and integration costs             463               664
                                                                  -----             -----


The Centre comprises group and corporate functions which provide services to the operating divisions.

The loss before goodwill amortisation and integration costs reduced by (pound)201 million to (pound)463 million.

Funding costs at (pound)188 million were down 13%, (pound)29 million. The current year benefited from the proceeds of the share placing in July 2001 prior to deployment in the Mellon acquisition, contributing (pound)35 million.

Central department costs at (pound)192 million declined (pound)29 million, 13%, due mainly to the benefit of integration initiatives. Other corporate items, which included certain one-off items in both years, reduced by 63%, (pound)143 million to (pound)83 million.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT - HALF YEAR ANALYSIS

                                                                                            Pro forma
                                                          31 December 2001              31 December 2000
                                                       Second half    First half      Second half    First half
                                                          (pound)m      (pound)m         (pound)m      (pound)m

Net interest income                                          3,616         3,253            3,061         2,868
                                                          --------      --------         --------      --------
Dividend income                                                 30            24               29            17
Fees and commissions receivable                              2,526         2,209            2,109         1,970
Fees and commissions payable                                 (471)         (459)            (410)         (394)
Dealing profits                                                737           689              557           574
Other operating income                                         547           505              509           489
                                                          --------      --------         --------      --------
                                                             3,369         2,968            2,794         2,656
General insurance
 - earned income                                               987           817              725           621
 - reinsurance                                               (213)         (216)            (196)         (171)
                                                          --------      --------         --------      --------
Non-interest income                                          4,143         3,569            3,323         3,106
                                                          --------      --------         --------      --------
Total income                                                 7,759         6,822            6,384         5,974
                                                          --------      --------         --------      --------

Administrative expenses
 - staff costs                                               1,802         1,659            1,693         1,747
 - premises and equipment                                      405           404              414           425
 - other                                                       903           812              797           769
Depreciation of tangible fixed assets                          447           409              380           389
                                                          --------      --------         --------      --------
Operating expenses                                           3,557         3,284            3,284         3,330
                                                          --------      --------         --------      --------
Profit before other operating charges                        4,202         3,538            3,100         2,644

General insurance
 - gross claims                                                678           585              520           462
 - reinsurance                                               (148)         (167)            (145)         (139)
                                                          --------      --------         --------      --------
Operating profit before provisions                           3,672         3,120            2,725         2,321

Provisions for bad and doubtful debts                          617           367              318           284
Amounts written off investments                                  5             2               17            26
                                                          --------      --------         --------      --------
Profit before goodwill amortisation
 and integration costs                                       3,050         2,751            2,390         2,011

Goodwill amortisation                                          331           320              327           313
Integration costs                                              514           361              245           189
                                                          --------      --------         --------      --------
Profit before tax                                            2,205         2,070            1,818         1,509
Tax                                                            791           746              623           548
                                                          --------      --------         --------      --------
Profit after tax                                             1,414         1,324            1,195           961
Minority interests                                              46            44               32            22
                                                          --------      --------         --------      --------
Profit after minority interests                              1,368         1,280            1,163           939
Preference dividends                                           180           178              166           162
Additional Value Shares dividend                               399             -                -             -
Perpetual regulatory securities interest                        23             -                -             -
                                                          --------      --------         --------      --------
Profit attributable to ordinary
 shareholders                                                  766         1,102              997           777
                                                          --------      --------         --------      --------
THE ROYAL BANK OF SCOTLAND GROUP plc

DIVISIONAL PERFORMANCE - HALF YEAR ANALYSIS
                                                                                           Pro forma
                                                        31 December 2001               31 December 2000
                                                      Second half    First half      Second half    First half
                                                         (pound)m      (pound)m         (pound)m      (pound)m

Corporate Banking and Financial Markets                     1,506         1,505            1,393         1,337
Retail Banking                                              1,430         1,377            1,265         1,202
Retail Direct                                                 310           241              196           177
                                                          -------       -------          -------       -------
Contribution before manufacturing costs                     3,246         3,123            2,854         2,716
Manufacturing                                               (790)         (778)            (801)         (859)
Wealth Management                                             225           234              205           200
Direct Line Group                                             149           112              125            76
Ulster Bank                                                   123           119              104            96
Citizens                                                      268           233              182           167
Central items                                               (171)         (292)            (279)         (385)
                                                          -------       -------          -------       -------
Group operating profit before goodwill
 amortisation and integration costs                         3,050         2,751            2,390         2,011
                                                          -------       -------          -------       -------

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES

1.   Basis of preparation and presentation of results

     The acquisition of National Westminster Bank Plc ("NatWest") on 6 March 2000 had a significant effect on the Group's financial position. Comparison with the prior period on a statutory basis (which is a 15 month period and includes NatWest from 6 March 2000) is of limited benefit. Accordingly, in order to provide more meaningful and relevant comparatives, the results for the year ended 31 December 2000 are on a pro forma basis and assume that the acquisition of NatWest took place on 1 January 1999.

     The results for the year ended 31 December 2001 are also presented with the statutory results for the 15 months ended 31 December 2000 in a separate announcement.

     For the purposes of this announcement goodwill amortisation and integration costs are shown separately in the profit and loss account. In the statutory results announcement these items are included in the profit and loss account captions prescribed by the Companies Act.

(a)  Basis of preparation

     The profit and loss account for the year ended 31 December 2001 is extracted from the audited accounts, modified as described in note (b) below. The balance sheets at 31 December 2001 and 2000 are as included in the audited accounts.

     The pro forma results for the year ended 31 December 2000 have been prepared on the following basis:

      (i) They incorporate the full year results of NatWest for 2000 and assume that the fair value adjustments were made on 31 December 1998.

     (ii) Goodwill arising on the acquisition of NatWest of (pound)11,483 million has been amortised over its estimated economic life of 20 years.

          Goodwill arising on other acquisitions made by the Group after 1 January 1999 has been amortised from the effective dates of acquisition, generally also over 20 years. Goodwill arising on acquisitions prior to 1 January 1999 was written off directly to reserves and has not been reinstated, as permitted by Financial Reporting Standard ("FRS") 10.

    (iii) A surplus of (pound)1,070 million in NatWest Pension Funds has been amortised, from 1January 1999, over the estimated average remaining service life of members of the schemes.

     (iv) An adjustment has been made to reflect the net funding of the acquisition of NatWest as if acquired on 1 January 1999. The net funding comprises cash paid and loan notes issued to NatWest shareholders of (pound)7,349 million and fees and expenses relating to the acquisition of (pound)176 million less net proceeds of (pound)3,910million from the issue of new ordinary and preference shares and (pound)20 million of proceeds from the exercise of options over NatWest ordinary shares.

     (v) The results of businesses disposed of since 1 January 1999 and the profit arising on their sale have been excluded from the pro forma accounts. The principal disposals were RBS Trust Bank, Gartmore and the venture capital investments of NatWest. A funding adjustment has been made to recognise the benefit of estimated net proceeds of (pound)1,500 million assuming that these funds were received on 1 January 1999.

THE ROYAL BANK OF SCOTLAND GROUP plc

(b)  Basis of presentation

     The results for the year ended 31 December 2001 and the pro forma results for the year ended 31 December 2000 have been presented on the following basis:

     (i) Group operating profit is stated before goodwill amortisation and integration costs which are shown separately on the face of the profit and loss account.

    (ii) Integration costs comprise expenditure incurred in respect of cost reduction and revenue enhancement targets set in connection with the acquisition of NatWest and costs of integrating the regional retail and commercial banking operations acquired from Mellon Financial Corporation in December 2001, together with expenditure incurred on the related cost reduction and revenue enhancement targets.

2.   Accounting policies and presentation

     There have been no changes to the Group's principal accounting policies as set out on pages 49 to 51 of the 2000 Report and Accounts.

     Disclosures required by FRS 17 `Retirement Benefits' are included in the 2001 Report and Accounts. Further disclosures under the transitional requirements of the standard will be made in the Group's financial statements for 2002, and full implementation is required in 2003. The Group has also implemented FRS 18 `Accounting Policies'.

3.   Provisions for bad and doubtful debts

     Group operating profit is stated after charging provisions for bad and doubtful debts of (pound)984 million (31 December 2000 - (pound)602 million). The balance sheet provisions for bad and doubtful debts increased in the year to 31 December 2001 from (pound)3,153 million to (pound)3,653 million, and the movements thereon were:

                                                                                        2001        2000
                                                            Specific     General       Total       Total
                                                            (pound)m    (pound)m    (pound)m    (pound)m

     At 1 January                                              2,585         568       3,153       3,152
     Currency translation and other adjustments                   14           3          17          42
     Acquisitions of businesses                                  221          33         254          55
     Amounts written off                                       (835)           -       (835)       (894)
     Recoveries of amounts previously written off                 80           -          80         196
     Charge to profit and loss account                           974          10         984         602
                                                             -------       -----     -------     -------
     At 31 December                                            3,039         614       3,653       3,153
                                                             -------       -----     -------     -------

THE ROYAL BANK OF SCOTLAND GROUP plc

4.   Taxation

     The charge for taxation is based on a UK corporation tax rate of 30% for the year ended 31 December 2001 (2000 - 30%) and comprises:

                                                                                        Pro forma
                                                                    31 December       31 December
                                                                           2001              2000
                                                                       (pound)m          (pound)m

     Tax on profit before goodwill amortisation and
       integration costs                                                  1,798             1,306
     Tax relief on goodwill amortisation and integration costs            (261)             (135)
                                                                        -------           -------
                                                                          1,537             1,171
                                                                        -------           -------

     The tax charge of (pound)1,537 million, equivalent to 36% of pre-tax profit, is higher than the standard UK tax rate of 30% mainly due to goodwill amortisation, which is not allowable for UK tax.

5.   Earnings per share

     The earnings per share have been calculated based on the following:

                                                                            Pro forma
                                                        31 December       31 December
                                                               2001              2000
                                                           (pound)m          (pound)m
Earnings:
Profit attributable to ordinary shareholders                  1,868             1,774
                                                            -------           -------

                                                      Number of shares - millions

Weighted average number of ordinary
 shares in issue during the year                              2,762             2,660
                                                            -------           -------


Basic earnings per share                                      67.6p             66.7p
AVS dividend                                                  14.5p                 -
                                                            -------           -------
                                                              82.1p             66.7p
Goodwill amortisation                                         23.2p             23.6p
Integration costs                                             22.6p             11.7p
                                                            -------           -------
Adjusted earnings per share                                  127.9p            102.0p
                                                            -------           -------

     Adjusted earnings are calculated by excluding from the profit attributable to ordinary shareholders the after tax effect of goodwill amortisation and integration costs, and the AVS dividend.

THE ROYAL BANK OF SCOTLAND GROUP plc

6.   Ordinary dividend

     The directors have recommended a final dividend of 27.0p per share on the ordinary shares which, when added to the interim dividend of 11.0p per share, makes a total of 38.0p per share. Subject to approval by shareholders at the annual general meeting, the final dividend will be paid on 7 June 2002 to shareholders registered on 15 March 2002. As an alternative to cash, a scrip dividend election is to be offered and shareholders will receive details of this by letter.

7.   Additional Value Shares

     The first dividend of 15.0p per share on the AVS issued in connection with the acquisition of NatWest was paid on 3 December 2001.

8.   Goodwill

     Citizens completed the acquisition of the regional retail and commercial banking operations of Mellon Financial Corporation on 1 December 2001. The goodwill arising on this acquisition amounted to (pound)1,655 million. The goodwill arising on other acquisitions completed during the year was (pound)147 million.

     The provisional fair value adjustments made in 2000 in respect of the acquisition of NatWest have been finalised giving rise to an increase in the related goodwill of (pound)93 million to (pound)11,483 million. The increase principally relates to adjustments to the fair value of financial instruments including loans and advances to customers, tangible fixed assets and other liabilities.

THE ROYAL BANK OF SCOTLAND GROUP plc

INTEGRATION INFORMATION


1.   Period to 31 December 2001

     In the Offer Document for NatWest issued on 16 December 1999, the Group made various estimates in respect of cost savings, staff reductions and revenue benefits. Those estimates were based on the latest available published information at that time, namely NatWest's interim accounts for the half year to 30 June 1999 and the Group's accounts for the year to 30 September 1999. On 19 April 2000, the Group revised its estimates upwards as a consequence of the experience gained by having detailed access to NatWest following the acquisition on 6 March 2000. These revised estimates are shown in the tables below as "plan".

                                                             Period ended
                                                          December   December
                                                            2001       2000
                                                          --------   --------
     REVENUE BENEFITS

     o    Cumulative gross revenue initiatives
          implemented at the end of each
          period ((pound)m)
               plan                                          350        120
               actual                                        605        147

     o    Impact on profit before tax ((pound)m)
               plan                                          120         50
               actual                                        312         52

          The gross revenue initiatives generated income of (pound)415 million, which, net of costs, claims and provisions added (pound)312 million to profit in the year to 31 December 2001.

     COST SAVINGS

     o    Cumulative cost savings implemented at the
          end of each period ((pound)m)
               plan                                          900        550
               actual                                      1,205        653

     o    Impact on profit before tax ((pound)m)
               plan                                          700        290
               actual                                      1,008        448

     STAFF REDUCTIONS

     o    Cumulative total
               plan                                       14,000      9,000
               actual                                     17,000     13,000

     INTEGRATION COSTS

     o    Cumulative charge ((pound)m)*
               plan                                        1,150        650
               actual                                      1,394        547

          * includes(pound)113 million incurred by
            NatWest in the second half of 1999.

THE ROYAL BANK OF SCOTLAND GROUP plc

2.

     Revised integration plan
     ------------------------

     The estimated revenue benefits, cost savings and staff reductions for 2002 and 2003, together with related integration costs, are now expected to be as follows:


                                                       Year                 Year
                                                     ending    As at      ending
                                                   December    March    December
                                                       2002     2003        2003
                                                   --------    -----    --------

     REVENUE BENEFITS

     o    Cumulative gross revenue initiatives
          implemented at the end of each
          period ((pound)m)
               Plan                                    550      595
               Revised plan                            800      890

     o    Impact on profit before tax ((pound)m)
               Plan                                    240                390
               Revised plan                            460                590

     COST SAVINGS

     o    Cumulative cost savings initiatives
          implemented at the end of each
          period ((pound)m)
               Plan                                  1,200    1,340
               Revised plan                          1,340    1,440

     o    Impact on profit before tax ((pound)m)
               Plan                                  1,050              1,300
               Revised plan                          1,280              1,400

     STAFF REDUCTIONS

     o    Cumulative total

               Plan                                 16,000   18,000
               Revised plan                         18,000   18,000

     INTEGRATION COSTS

     o    Cumulative charge ((pound)m)
               Plan                                  1,350    1,400
               Revised plan                          2,200    2,300

THE ROYAL BANK OF SCOTLAND GROUP plc

2.   Revised integration plan (continued)

     OVERALL PROGRAMME

     As a consequence, the estimated overall result of the programme to integrate NatWest is as follows:

     o    Annual benefits to profit before tax from
          1 January 2004
                                                                       (pound)m
          Revenue benefits                                                 590
          Cost savings                                                   1,440
                                                                        ------
                                                                         2,030
                                                                        ------

     o    One-off integration costs                                      2,300
                                                                        ------

     o    Cumulative benefit of integration:

                                                             Revised
                                                    Plan       plan     Uplift
                                                  --------   --------  --------
               Year                               (pound)m   (pound)m  (pound)m

               2000                                  340         500*       160
               2001                                  820       1,320*       500
               2002                                1,290        1,740       450
               2003                                1,690        1,990       300
                                                 -------      -------   -------
                                                   4,140        5,550     1,410
                                                 -------      -------   -------
                                                            * actuals

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE BALANCE SHEET

                                                                                         Pro forma
                                                                    2001                      2000
                                                                 Average                   Average
                                                                 balance        Rate       balance       Rate
Year ended 31 December                                           (pound)m          %       (pound)m         %

Assets
Treasury and other eligible bills
      UK                                                             231         4.8           463        4.5
      Overseas                                                       277         2.9           131        4.6
Loans and advances to banks
      UK                                                          18,214         4.6        14,965        5.8
      Overseas                                                     7,467         5.6         8,884        6.7
Loans and advances to customers
      UK                                                         122,621         6.8       106,302        7.9
      Overseas                                                    27,327         6.9        23,271        7.8
Instalment credit and finance lease receivables
      UK                                                          14,611         8.4        14,113        8.5
      Overseas                                                     1,520         6.7         1,796        7.0
Debt securities
      UK                                                          16,632         5.6        18,004        5.7
      Overseas                                                    11,427         5.7         9,812        6.3
                                                             -----------               -----------
Interest-earning assets - banking business                       220,327         6.6       197,741        7.4
Interest-earning assets - trading business                        66,545                    53,946
                                                             -----------               -----------
Total interest-earning assets                                    286,872                   251,687
Non-interest-earning assets                                       63,316                    52,931
                                                             -----------               -----------
Total assets                                                     350,188                   304,618
                                                             -----------               -----------
Liabilities
Deposits by banks
      UK                                                          18,360         4.1        13,851        5.4
      Overseas                                                     8,779         4.4         7,667        5.7
Customer accounts
      UK                                                         113,290         3.7       106,012        4.7
      Overseas                                                    26,239         3.5        22,297        4.7
Debt securities in issue
      UK                                                          20,140         5.1        14,831        5.9
      Overseas                                                     8,407         4.6         7,881        6.3
Loan capital
      UK                                                          10,464         6.1         9,829        7.1
      Overseas                                                       171         8.2           502        9.8
Internal funding of trading business
      UK                                                        (14,626)         4.5      (10,774)        4.9
      Overseas                                                   (1,576)         4.0       (1,025)        5.1
                                                             -----------               -----------
Interest-bearing liabilities - banking business                  189,648         4.0       171,071        5.1
Interest-bearing liabilities - trading business                   63,159                    50,336
                                                             -----------               -----------
Total interest-bearing liabilities                               252,807                   221,407
Non-interest-bearing liabilities - demand deposits                25,538                    21,938
Non-interest-bearing liabilities - other liabilities              46,062                    38,520
Shareholders' equity                                              25,781                    22,753
                                                             -----------               -----------
Total liabilities and shareholders' equity                       350,188                   304,618
                                                             -----------               -----------


The analysis into UK and Overseas has been compiled on the basis of location of office. Interest receivable and interest payable on trading assets and liabilities are included in dealing profits.

THE ROYAL BANK OF SCOTLAND GROUP plc

AVERAGE INTEREST RATES, YIELDS, SPREADS AND MARGINS

                                                                                Pro forma
                                                                   2001              2000
                                                                Average           Average
                                                                   rate              rate
Year ended 31 December                                                %                 %

The Group's base rate                                               5.1              6.0*
London inter-bank offered rate:
      three month sterling                                          5.0              6.2*
      three month eurodollar                                        3.8              6.5*
      three month euro                                              4.3              4.4*

Yields, spreads and margins of the banking business:
      Gross yield (1)
        Group                                                       6.6               7.4
        UK                                                          6.6               7.5
        Overseas                                                    6.4               7.2

      Interest spread (2)
        Group                                                       2.6               2.3
        UK                                                          2.6               2.4
        Overseas                                                    2.5               1.9

      Net interest margin (3)
        Group                                                       3.1               3.0
        UK                                                          3.2               3.1
        Overseas                                                    3.0               2.7


* actual rate


(1) Gross yield is the interest rate earned on average interest-earning assets of the banking business.

(2) Interest spread is the difference between the gross yield and the interest rate paid on average interest-bearing liabilities of the banking business.

(3) Net interest margin is net interest income of the banking business as a percentage of average interest-earning assets of the banking business.

THE ROYAL BANK OF SCOTLAND GROUP plc

ASSET QUALITY


Analysis of loans and advances to customers

                                               31 December      31 December
                                                      2001             2000
UK                                                (pound)m          (pound)m
Central and local government                           706            1,957
Manufacturing                                        7,401            6,806
Construction                                         3,018            2,615
Finance                                              8,517            9,944
Service industries                                  19,169           17,242
Agriculture, forestry and fishing                    2,391            2,373
Property                                            12,274           10,415
Business and other services                          5,864            3,661
Individuals      - home mortgage                    36,976           32,600
                 - other                            20,076           17,881
Instalment credit and other loans                    5,347            4,929
Finance leases                                       5,911            5,887
                                               -----------      -----------
                                                   127,650          116,310
Overseas residents                                  24,164           19,257
                                               -----------      -----------
Total UK offices                                   151,814          135,567
----------------                               -----------      -----------

USA                                                 29,230           23,050
Rest of the World                                   13,093           12,598
                                               -----------      -----------
Total overseas offices                              42,323           35,648
                                               -----------      -----------
Loans and advances to customers - gross            194,137          171,215
Provisions for bad and doubtful debts              (3,645)          (3,139)
                                               -----------      -----------
Total loans and advances to customers              190,492          168,076
                                               -----------      -----------

THE ROYAL BANK OF SCOTLAND GROUP plc

Cross border outstandings


The table below sets out the Group's cross border outstandings in excess of 0.75% of Group total assets (including acceptances) of (pound)371.6 billion (2000 - (pound)320.8 billion). None of these countries has experienced repayment difficulties which have required refinancing of outstanding debt.


                                               31 December        31 December
                                                      2001               2000
                                                  (pound)m           (pound)m

USA                                                  8,901              6,520
Germany                                              7,969              6,156
Cayman Islands                                       5,501              2,878
France                                               4,930              3,310
Netherlands                                          4,596              3,446
Switzerland                                          3,646              3,137


Cross border outstandings to Japan were less than 0.75% of Group total assets (including acceptances) at 31 December 2001 (31 December 2000 - (pound)3,891 million).


Selected country exposures


                                            31 December 2001
                                   Bank           Non-bank             Total
                                (pound)m          (pound)m            (pound)m

Turkey                               38               102               140
Argentina                            39                12                51
Brazil                              158                22               180
Mexico                              108                62               170
Venezuela                             -                99                99

                                           31 December 2000
                                   Bank           Non-bank             Total
                                (pound)m          (pound)m            (pound)m

Turkey                              153                35               188
Argentina                           113                63               176
Brazil                              193                38               231
Mexico                              155                87               242
Venezuela                             -                91                91

THE ROYAL BANK OF SCOTLAND GROUP plc

Risk elements in lending

The Group's loan control and review procedures do not include the classification of loans as non-accrual, accruing past due, restructured and potential problem loans, as defined by the Securities and Exchange Commission (`SEC') in the US. The following table shows the estimated amount of loans which would be reported using the SEC's classifications. The figures incorporate estimates and are stated before deducting the value of security held or related provisions.


                                                            31 December       31 December
                                                                   2001              2000
                                                               (pound)m          (pound)m

Loans accounted for on a non-accrual basis:
      Domestic                                                    2,829             2,482
      Foreign                                                       737               344
                                                               --------          --------
                                                                  3,566             2,826
                                                               --------          --------
Accruing loans which are contractually overdue
  90 days or more as to principal or interest*:
      Domestic                                                      643               662
      Foreign                                                       142               168
                                                               --------          --------
                                                                    785               830
                                                               --------          --------
Loans not included above which are classified
  as 'troubled debt restructurings' by the SEC:
      Domestic                                                       26                43
      Foreign                                                       116               122
                                                               --------          --------
                                                                    142               165
                                                               --------          --------
Total risk elements in lending                                    4,493             3,821
                                                               --------          --------

Closing provisions for bad and doubtful debts
  as a % of total risk elements in lending                          81%               83%

Risk elements in lending as a % of gross loans and
  advances to customers                                           2.31%             2.23%


* Generally, lending by way of overdraft has no fixed repayment schedule and consequently is not included in this category.

Loans that are current as to payment of principal and interest and not reflected in the above table but in respect of which management has serious doubts about the ability of the borrower to comply with contractual repayment terms totalled approximately (pound)1,080 million at 31 December 2001 (31 December 2000 - (pound)772 million). Substantial security is held in respect of these loans and appropriate provisions have already been made in accordance with the Group's provisioning policy for bad and doubtful debts.

THE ROYAL BANK OF SCOTLAND GROUP plc

MARKET RISK

The Group manages the market risk in its trading and treasury portfolios through value-at-risk (VaR) limits as well as stress testing, position and sensitivity limits. VaR is a technique that produces estimates of the potential negative change in the market value of a portfolio over a specified time horizon at a given confidence level. The table below sets out the VaR for the Group. The comparative figures for the year ended 31 December 2000 are presented as if NatWest had been part of the Group throughout that period. The Group's VaR assumes a 95% confidence level and a one-day time horizon.


                                         Year ended 31 December
                At 31 December        Maximum          Minimum        Average
                      (pound)m        (pound)m         (pound)m       (pound)m

Trading
2001                       8.2           15.6              7.7           11.3
2000                       9.8           12.4              8.1            9.7

Treasury
2001                       4.6            5.9              3.8            4.5
2000                       5.4            5.7              2.8            4.0


The Group's VaR should be interpreted in the light of the assumptions underlying the methodologies adopted and their limitations. Historical data used in computing VaR may not be indicative of future market conditions.

THE ROYAL BANK OF SCOTLAND GROUP plc

REGULATORY RATIOS AND OTHER INFORMATION


                                                                  31 December       31 December
                                                                         2001              2000
Capital base (pound)m
Tier 1 capital                                                         15,052            12,071
Tier 2 capital                                                         11,734            10,082
Tier 3 capital                                                            172               167
                                                                  -----------       -----------
                                                                       26,958            22,320
Less: investments in insurance companies, associated
  undertakings and other supervisory deductions                       (2,698)           (2,228)
                                                                  -----------       -----------
                                                                       24,260            20,092
                                                                  -----------       -----------
Weighted risk assets (pound)m
Banking book
 - on balance sheet                                                   176,000           146,600
 - off balance sheet                                                   22,000            16,200
Trading book                                                           12,500            12,400
                                                                  -----------       -----------
                                                                      210,500           175,200
                                                                  -----------       -----------
Risk asset ratio
 - tier 1                                                                7.1%              6.9%
 - total                                                                11.5%             11.5%

Share price at year end                                         (pound)m16.72     (pound)m15.82

Number of shares in issue at year end                                  2,860m            2,678m

Market capitalisation                                          (pound)m47.8bn    (pound)m42.4bn

Net asset value per ordinary share                               (pound)m7.83      (pound)m7.12

Employee numbers
Corporate Banking and Financial Markets                                14,100            13,100
Retail Banking                                                         30,500            28,900
Retail Direct                                                           6,200             5,800
Manufacturing                                                          20,700            19,200
Wealth Management                                                       7,100             6,800
Direct Line Group                                                       9,200             6,700
Ulster Bank                                                             4,800             4,600
Citizens                                                               11,500             7,300
Centre                                                                  1,600             1,600
                                                                  -----------       -----------
Group total                                                           105,700            94,000


Forward looking statements

Certain sections of this document contain forward-looking statements. We use words such as `expect', `believe', `risk' and `VaR' to identify forward-looking statements. Our statements are subject to certain risks and uncertainties, as discussed in the Operating and Financial Review and Risk Management sections of the Report and Accounts. These risks and uncertainties could cause actual results to differ materially from our statements. The Royal Bank of Scotland Group plc assumes no responsibility to update any of the forward looking statements contained herein.

Statutory accounts

Financial figures as at and for the years ended 31 December 2001 and 31 December 2000 do not constitute statutory accounts within the meaning of
Section 240 of the Companies Act 1985 ("the Act"). The statutory accounts for that year will be filed with the Registrar of Companies following the company's Annual General Meeting. The auditors have reported on these accounts; their report was unqualified and did not contain a statement under Section 237(2) or
(3) of the Act.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONTACTS


Fred Goodwin               Group Chief Executive               020 7427 8145
                                                               0131 523 2033

Fred Watt                  Group Finance Director              020 7427 8412
                                                               0131 523 2028

A copy of management's presentation to investment analysts will be available on the Group's website www.rbs.co.uk.


28 February 2002



END


                     THE ROYAL BANK OF SCOTLAND GROUP plc

                          YEAR ENDED 31 DECEMBER 2001

                               STATUTORY RESULTS



THE ROYAL BANK OF SCOTLAND GROUP plc


CONTENTS                                                               Page

STATUTORY RESULTS

Foreword                                                                2

Review of results                                                       3

Consolidated profit and loss account                                    5

Consolidated balance sheet                                              7

Statement of consolidated total recognised gains and losses             8

Reconciliation of movements in consolidated shareholders' funds         8

Consolidated cash flow statement                                        9

Notes                                                                  10

Contacts                                                               12

THE ROYAL BANK OF SCOTLAND GROUP plc

FOREWORD

In this announcement, the consolidated profit and loss account for the year ended 31 December 2001 is presented with comparative results for the 15 months ended 31 December 2000. Commentary on these results is of limited benefit as the prior period includes National Westminster Bank Plc ("NatWest") from the date of acquisition, 6 March 2000.

Pro forma results

The Group has also released a separate announcement in which the results for the year ended 31 December 2001 are presented with the pro forma results for the year ended 31 December 2000. The pro forma results assume that the acquisition of NatWest took place on 1 January 1999. This approach facilitates meaningful comparisons with the prior period.

THE ROYAL BANK OF SCOTLAND GROUP plc

REVIEW OF RESULTS

Profit

Profit before tax at (pound)4,275 million for the year ended 31 December 2001 was up 27%, (pound)902 million, from (pound)3,373 million for the 15 months ended 31 December 2000.

Total income

Total income rose by 20%, (pound)2,473 million, to (pound)14,581 million.

Net interest income

Net interest income increased by 19%,(pound)1,082 million, to(pound)6,869 million.

Non-interest income

Non-interest income, excluding general insurance, grew by 23%, (pound)1,182 million, to (pound)6,337 million. Fees and commissions receivable were up 22%, (pound)850 million, to (pound)4,735 million. Dealing profits increased by 42%, (pound)423 million, to (pound)1,426 million. Other operating income was 10%, (pound)93 million higher at (pound)1,052 million.

General insurance premium income, after reinsurance, increased by 18%, (pound)209 million, to (pound)1,375 million.

Total expenses

Operating expenses rose by 15%, (pound)1,061 million, to (pound)8,367 million including integration costs of (pound)875 million (2000 - (pound)401 million). Staff expenses were up 14%, (pound)512 million to (pound)4,059 million. Other expenses were up 15%, (pound)549 million, to (pound)4,308 million.

General insurance claims, after reinsurance, increased by 10%, (pound)90 million, to (pound)948 million.

Provisions

The Group's lending portfolio is widely diversified and, based on internal grading systems, the composition of the portfolio is broadly unchanged. Overall credit quality remains strong.

New provisions were up 26%, (pound)223 million to (pound)1,071 million. This increase reflects the growth in lending and the deterioration in the short-term economic outlook combined with the impact of a small number of specific customer situations. Recoveries of amounts previously written off were down (pound)97 million, 55% to (pound)80 million. Consequently the net charge to the profit and loss account was up from (pound)671 million to (pound)991 million.

Total balance sheet provisions for bad and doubtful debts amounted to (pound)3,653 million (31 December 2000 - (pound)3,153 million) equivalent to 81% (31 December 2000 - 83%) of risk elements in lending.

Mellon acquisition

Citizens completed the acquisition of the regional retail and commercial banking operations of Mellon Financial Corporation on 1 December 2001 for a cash consideration of US$2.2 billion ((pound)1,564 million). The goodwill arising on this acquisition amounted to (pound)1,655 million.

Tax charge

The tax charge for the year was (pound)1,537 million, equivalent to 36% of profit before tax of (pound)4,275 million. The rate is affected by goodwill amortisation, which is not allowable for UK tax purposes. The effective tax rate after adjusting for goodwill amortisation was 31% (2000 - 30%).

THE ROYAL BANK OF SCOTLAND GROUP plc

Shareholder returns

Earnings per share, adjusted for goodwill amortisation, integration costs and the dividend on the Additional Value Shares ("AVS"), increased from 126.4p to 127.9p.

The first dividend of 15.0p per share was paid on the AVS issued in connection with the acquisition of NatWest. This was paid on 3 December 2001 in accordance with the original payment schedule.

A final dividend of 27.0p per ordinary share is recommended resulting in a total dividend for the year of 38.0p per ordinary share, up 15% on 2000. The total ordinary dividend of (pound)1,085 million is covered 3.3 times (2000 -
3.0 times) by earnings before goodwill amortisation, integration costs and the AVS dividend.

Profit attributable to ordinary shareholders after tax, minority interests, preference dividends and perpetual securities interest, at (pound)2,267 million, increased by 23%. After deducting the AVS dividend, attributable profit increased by 1% to (pound)1,868 million.

Balance sheet

Group total assets were (pound)369 billion at 31 December 2001, of which (pound)285 billion (77%) related to banking business and (pound)84 billion (23%) to trading business.

Loans and advances to customers at 31 December 2001 were (pound)190 billion, up 13% from (pound)168 billion at 31 December 2000. Customer deposits increased by 12% from (pound)177 billion to (pound)199 billion.

Capital ratios at 31 December 2001 were 7.1% (tier 1) and 11.5% (total) compared with 6.9% (tier1) and 11.5% (total) at 31 December 2000.

Integration

Integration now comprises two elements:

NatWest

Integration costs were (pound)847 million compared with (pound)401 million in 2000. Good progress continues to be made in integrating NatWest. Implementation has been faster which has resulted in revenue benefits and cost savings being achieved ahead of plan. In addition to value being created earlier than planned, additional revenue benefits and cost savings have been identified which will result in combined annual benefits being (pound)300 million more than plan giving a benefit of (pound)2.0 billion per annum at the end of the programme.

As a consequence of the accelerated implementation and the additional benefits, the cumulative profits from the integration programme to the end of 2003 are expected to be (pound)5.5 billion. This is (pound)1.4 billion greater than the planned (pound)4.1 billion and the overall cost of the programme is now estimated to be (pound)2.3 billion against a plan of (pound)1.4 billion.

Mellon

Mellon was acquired in December 2001 and expenditure of (pound)28 million was incurred in the early stages of integrating Mellon with Citizens. No benefits from this integration have yet been recognised, however, the forecast future benefits announced at the time of the Mellon acquisition have been confirmed.

THE ROYAL BANK OF SCOTLAND GROUP plc
CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001 (audited)


                                                                            15 months
                                                         Year ended             ended
                                                         1 December       31 December
                                                               2001              2000
                                                           (pound)m          (pound)m

Interest receivable                                          14,421            14,494
Interest payable                                              7,552             8,707
                                                          ---------         ---------
Net interest income                                           6,869             5,787
                                                          ---------         ---------

Dividend income                                                  54                54
Fees and commissions receivable                               4,735             3,885
Fees and commissions payable                                  (930)             (746)
Dealing profits                                               1,426             1,003
Other operating income                                        1,052               959
                                                          ---------         ---------
                                                              6,337             5,155
General insurance
 - earned premiums                                            1,804             1,608
 - reinsurance                                                (429)             (442)
                                                          ---------         ---------
Non-interest income                                           7,712             6,321
                                                          ---------         ---------
Total income                                                 14,581            12,108
                                                          ---------         ---------
Administrative expenses
 - staff costs*                                               4,059             3,547
 - premises and equipment*                                      873               817
 - other*                                                     1,903             1,615
Depreciation and amortisation
 - tangible fixed assets*                                       881               786
 - goodwill                                                     651               541
                                                          ---------         ---------
Operating expenses                                            8,367             7,306
                                                          ---------         ---------
Profit before other operating charges                         6,214             4,802
General insurance
 - gross claims                                               1,263             1,205
 - reinsurance                                                (315)             (347)
                                                          ---------         ---------
Profit before provisions for bad and doubtful debts           5,266             3,944
Provisions for bad and doubtful debts                           984               629
Amounts written off fixed asset investments                       7                42
                                                          ---------         ---------
Operating profit                                              4,275             3,273
Profit on disposal of businesses                                  -               100
                                                          ---------         ---------
Profit on ordinary activities before tax                      4,275             3,373
                                                          ---------         ---------

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED PROFIT AND LOSS ACCOUNT
FOR THE YEAR ENDED 31 DECEMBER 2001 (audited) (continued)


                                                                      15 months
                                                   Year ended             ended
                                                   1 December       31 December
                                                         2001              2000
                                                     (pound)m          (pound)m

Profit on ordinary activities before tax                4,275             3,373
Tax on profit on ordinary activities                    1,537             1,157
                                                     --------          --------
Profit on ordinary activities after tax                 2,738             2,216
Minority interests                                         90                47
                                                     --------          --------
Profit after minority interests                         2,648             2,169
Preference dividends                                      358               322
Perpetual regulatory securities interest                   23                 -
                                                     --------          --------
                                                        2,267             1,847
Additional Value Shares dividend                          399                 -
                                                     --------          --------
Profit attributable to ordinary shareholders            1,868             1,847
Ordinary dividends                                      1,085               882
                                                     --------          --------
Retained profit                                           783               965
                                                     --------          --------


Basic earnings per ordinary share (Note 4)              67.6p             90.0p
                                                     --------          --------

Adjusted earnings per ordinary share (Note 4)          127.9p            126.4p
                                                     --------          --------

Diluted earnings per ordinary share (Note 4)            66.3p             88.9p
                                                     --------          --------


*includes reorganisation and integration expenditure: staff costs - (pound)598 million (2000 - (pound)255 million); premises and equipment costs - (pound)64 million (2000 - (pound)27 million); other administrative expenses - (pound)188 million (2000 - (pound)107 million); and depreciation - (pound)25 million (2000
- (pound)12 million).


This information does not constitute statutory accounts for the periods ended 31 December 2001 or 31 December 2000. Statutory accounts for the 15 months ended 31 December 2000 have been delivered to the Registrar of Companies and those for the year ended 31 December 2001 will be delivered following the company's annual general meeting. The auditors have reported on the accounts for the year ended 31 December 2001 and the 15 months ended 31 December 2000; their reports were unqualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED BALANCE SHEET
AS AT 31 DECEMBER 2001 (audited)


                                                                 31 December       31 December
                                                                        2001              2000
                                                                    (pound)m          (pound)m
Assets
Cash and balances at central banks                                     3,093             3,049
Items in the course of collection from other banks                     3,288             2,961
Treasury bills and other eligible bills                               10,136             3,316
Loans and advances to banks                                           38,513            32,061
Loans and advances to customers                                      190,492           168,076
Debt securities                                                       64,040            57,789
Equity shares                                                          1,557             1,553
Interests in associated undertakings                                     108                83
Intangible fixed assets                                               13,325            12,080
Tangible fixed assets                                                  8,813             6,121
Other assets                                                          21,473            18,034
Prepayments and accrued income                                         3,696             4,182
                                                                 -----------       -----------
                                                                     358,534           309,305
Long-term assurance assets attributable to policyholders              10,248            10,699
                                                                 -----------       -----------
Total assets                                                         368,782           320,004
                                                                 -----------       -----------

Liabilities
Deposits by banks                                                     40,038            35,130
Items in the course of transmission to other banks                     2,109             1,707
Customer accounts                                                    198,995           177,302
Debt securities in issue                                              30,669            19,407
Other liabilities                                                     37,357            32,959
Accruals and deferred income                                           7,654             7,172
Provisions for liabilities and charges
 - deferred taxation                                                   1,456             1,224
 - other provisions                                                      341               306
Subordinated liabilities
 - dated loan capital                                                  6,681             6,316
 - undated loan capital including convertible debt                     5,029             4,120
Minority interests
 - equity                                                                  5              (34)
 - non-equity                                                            580               580
Shareholders' funds
 - equity                                                             22,404            19,081
 - non-equity                                                          5,216             4,035
                                                                 -----------       -----------
                                                                     358,534           309,305
Long-term assurance liabilities to policyholders                      10,248            10,699
                                                                 -----------       -----------
Total liabilities                                                    368,782           320,004
                                                                 -----------       -----------
Memorandum items

Contingent liabilities and commitments                               138,844           105,102
                                                                 -----------       -----------

THE ROYAL BANK OF SCOTLAND GROUP plc

STATEMENT OF CONSOLIDATED TOTAL RECOGNISED GAINS AND LOSSES
FOR THE YEAR ENDED 31 DECEMBER 2001 (audited)


                                                                                15 months
                                                             Year ended             ended
                                                            31 December       31 December
                                                                   2001              2000
                                                               (pound)m          (pound)m

Profit attributable to ordinary shareholders                      1,868             1,847
Currency translation adjustments and other movements                (3)                26
Revaluation of premises                                              72                24
                                                                -------           -------
Total recognised gains and losses                                 1,937             1,897
                                                                -------           -------


RECONCILIATION OF MOVEMENTS IN CONSOLIDATED SHAREHOLDERS' FUNDS
FOR THE YEAR ENDED 31 DECEMBER 2001 (audited)


                                                                                15 months
                                                             Year ended             ended
                                                            31 December       31 December
                                                                   2001              2000
                                                               (pound)m          (pound)m

Profit attributable to ordinary shareholders                      1,868             1,847
Ordinary dividends                                              (1,085)             (882)
                                                             ----------        ----------
Retained profit for the period                                      783               965
Issue of ordinary and preference shares                           2,759            18,032
Issue of perpetual regulatory securities                            823                 -
Redemption of preference shares                                       -             (300)
Other recognised gains and losses                                    69                50
Currency translation adjustment on share premium account
 and perpetual regulatory securities                                 55               184
Accrued interest on perpetual regulatory securities                  15                 -
Other movements                                                       -              (17)
                                                             ----------        ----------
Net increase in shareholders' funds                               4,504            18,914
Opening shareholders' funds                                      23,116             4,202
                                                             ----------        ----------
Closing shareholders' funds                                      27,620            23,116
                                                             ----------        ----------

THE ROYAL BANK OF SCOTLAND GROUP plc

CONSOLIDATED CASH FLOW STATEMENT
FOR THE YEAR ENDED 31 DECEMBER 2001 (audited)


                                                                      15 months
                                                      Year ended          ended
                                                     31 December    31 December
                                                            2001           2000
                                                        (pound)m       (pound)m

Net cash inflow from operating activities                  7,287         11,328
Dividends received from associated undertakings                1              2
Returns on investments and servicing of finance          (1,447)        (1,096)
Taxation                                                 (1,209)          (727)
Capital expenditure and financial investment            (10,337)        (5,982)
Acquisitions and disposals                               (1,653)        (2,920)
Ordinary equity dividends paid                             (653)          (386)
                                                       ---------      ---------
Net cash (outflow)/inflow before financing               (8,011)            219
Financing                                                  4,411          4,606
                                                       ---------      ---------
(Decrease)/increase in cash                              (3,600)          4,825
                                                       ---------      ---------

THE ROYAL BANK OF SCOTLAND GROUP plc

NOTES


1.   Accounting policies and presentation

     There have been no changes to the Group's principal accounting policies as set out on pages 49 to 51 of the 2000 Report and Accounts.

     Disclosures required by FRS 17 `Retirement Benefits' are included in the 2001 Report and Accounts. Further disclosures under the transitional requirements of the standard will be made in the Group's financial statements for 2002, and full implementation is required in 2003. The Group has also implemented FRS 18 `Accounting Policies'.

2.   Taxation

     The charge for taxation is based on a UK corporation tax rate of 30% (2000
     - 30%).

     The tax charge of (pound)1,537 million on profits of (pound)4,275 million for the year ended 31 December 2001 is equivalent to 36% of pre-tax profit. This is higher than the standard UK tax rate of 30%, mainly due to goodwill amortisation which is not allowable for UK tax purposes.

3.   Goodwill

     Citizens completed the acquisition of the regional retail and commercial banking operations of Mellon Financial Corporation on 1 December 2001. The goodwill arising on this acquisition amounted to (pound)1,655 million. The goodwill arising on other acquisitions completed during the year was (pound)147 million.

     The provisional fair value adjustments made in 2000 in respect of the acquisition of NatWest have been finalised giving rise to an increase in the related goodwill of (pound)93 million to (pound)11,483 million. The increase principally relates to adjustments to the fair value of financial instruments including loans and advances to customers.

4.   Earnings per share

     The earnings per share have been calculated as follows:


                                                                           15 months
                                                          Year ended            ended
                                                         31 December      31 December
                                                                2001             2000
                                                            (pound)m         (pound)m

      Earnings:
      Profit attributable to ordinary shareholders             1,868            1,847
                                                             -------          -------
      Weighted average number of ordinary shares:
                                                           Number of shares - million
      In issue during the period                               2,762            2,053
      Effect of dilutive share options and
        convertible non-equity shares                             55               26
                                                             -------          -------
                                                               2,817            2,079
                                                             -------          -------

      Basic earnings per share                                 67.6p            90.0p
      AVS dividend                                             14.5p                -
                                                          ----------        ---------
                                                               82.1p            90.0p
      Goodwill amortisation                                    23.2p            25.8p
      Integration costs                                        22.6p            14.0p
      Profit on sale of business                                   -           (3.4p)
                                                          ----------        ---------
      Adjusted earnings per share                             127.9p           126.4p
                                                          ----------        ---------
      Diluted earnings per share                               66.3p            88.9p
                                                          ----------        ---------

Adjusted earnings are calculated by adjusting the profit attributable to ordinary shareholders for the after tax effect of goodwill amortisation, integration costs and profit on disposal of businesses, and the AVS dividend.

THE ROYAL BANK OF SCOTLAND GROUP plc

5. Reconciliation of operating profit to net cash inflow from operating activities


                                                                                     15 months
                                                                  Year ended             ended
                                                                 31 December       31 December
                                                                        2001              2000
                                                                    (pound)m          (pound)m

     Operating profit                                                  4,275             3,273
     Decrease/(increase) in prepayments and accrued income               486           (1,151)
     Interest on subordinated liabilities                                651               750
     Increase in accruals and deferred income                            475             2,236
     Depreciation and amortisation of tangible
      and intangible fixed assets                                      1,532             1,327
     Other trading items                                                 146             (370)
                                                                   ---------         ---------
     Net cash inflow from trading activities                           7,565             6,065
     Increase in loans and advances to banks
      and customers                                                 (22,823)          (17,600)
     Increase in deposits by banks and customers                      16,188            30,557
     Increase in bills and securities                                (6,036)           (1,628)
     Increase/(decrease) in debt securities in issue                  11,262             (659)
     Other assets and liabilities and non-cash items                   1,131           (5,407)
                                                                   ---------         ---------
     Net cash inflow from operating activities                         7,287            11,328
                                                                   ---------         ---------


6.   Ordinary dividends

     The directors have recommended a final dividend of 27.0p per share on the ordinary shares, which, when added to the interim dividend of 11.0p per share, makes a total of 38.0p per share. Subject to approval by shareholders at the annual general meeting, the final dividend will be paid on 7 June 2002 to shareholders registered on 15 March 2002. As an alternative to cash, a scrip dividend election is to be offered and shareholders will receive details of this by letter.

7.   Additional Value Shares

     The first dividend of 15.0p per share on the AVS issued in connection with the acquisition of NatWest was paid on 3 December 2001.

THE ROYAL BANK OF SCOTLAND GROUP plc

CONTACTS


Fred Watt              Group Finance Director                 020 7427 8412
                                                              0131 523 2028

Grahame Whitehead      Deputy Group Finance Director          020 7427 9450
                                                              0131 523 2970


28 February 2002

END

                                   SIGNATURES


          Pursuant to the requirements of the Securities Exchange
          Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


          28 February 2002


                              THE ROYAL BANK OF SCOTLAND GROUP plc
                                                      (Registrant)



                              By: /s/ Hew Campbell
                                  --------------------------------
                                  Name:  H Campbell
                                  Title: Head of Group Secretariat